Exhibit 12

H.B. FULLER COMPANY

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Thousands of Dollars)

	Fiscal Year
	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges:
Earnings:
Income before income taxes, minority interests, equity investments and accounting change	$48,298	$50,808	$40,312	$61,302	$74,770
Add:
Interest expense	14,650	15,500	18,389	22,379	24,918
Interest portion of rental expense	1,361	1,412	1,702	1,326	1,252
Distributed earnings of 20-50% owned companies	365	469	—	1,240	734

Total Earnings Available for Fixed Charges	$64,674	$68,189	$60,403	$86,247	$101,674

Fixed charges:
Interest on debt	$14,490	$14,683	$17,559	$21,678	$24,296
Interest portion of rental expense	1,361	1,412	1,702	1,326	1,252
Total fixed charges	$15,851	$16,095	$19,261	$23,004	$25,548

Ratio of earnings to fixed charges	4.1	4.2	3.1	3.7	4.0

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$15,851	$16,095	$19,261	$23,004	$25,548
Dividends on preferred stock (pretax basis)	—	—	11	23	24

Total fixed charges and preferred stock dividends	$15,851	$16,095	$19,272	$23,027	$25,572

Earnings available for fixed charges and preferred stock dividends	$64,674	$68,189	$60,403	$86,247	$101,674

Ratio of earnings to fixed charges and preferred stock dividends	4.1	4.2	3.1	3.7	4.0